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Prospectus Supplement No. 2                    Filed Pursuant to Rule 424(b)(3)
Dated July 18, 2001                            Registration File No. 333-61502
(to Prospectus dated June 18, 2001)

                     PEGASUS SATELLITE COMMUNICATIONS, INC.

                                      LOGO

                                    PEGASUS
                                   SATELLITE


                           Exchange of our registered
            12- 3/4% Series B Cumulative Exchangeable Preferred Stock
                                 for any and all
                         of our unregistered outstanding
            12- 3/4% Series A Cumulative Exchangeable Preferred Stock

                            -------------------------

         This Supplement No. 2 to the prospectus dated June 18, 2001 (the "Prospectus"), relating to the exchange offer described above, is being provided to you to advise you of certain amendments to the Prospectus. The purpose of the amendments included in this supplement are:

          o to update the Business of Pegasus Satellite--Direct Broadcast Satellite Agreements section of the Prospectus to disclose the termination of our seamless marketing agreement with DIRECTV; and

          o    to update the Business of Pegasus Satellite--Legal
               Proceedings--DIRECTV Litigation--Pegasus Satellite and Golden Sky Systems section of the Prospectus to reflect certain developments in our litigation with DIRECTV.

The Prospectus is hereby amended and supplemented as follows:

         1. The information included in the Prospectus under the heading "Business of Pegasus Satellite--Direct Broadcast Satellite Agreements" is supplemented and amended to include the following paragraph:

         On June 22, 2001, DIRECTV brought suit against Pegasus Satellite Television and Golden Sky Systems in Los Angeles County Superior Court for breach of contract and common counts. The lawsuit pertains to the seamless marketing agreement dated August 9, 2000, as amended, between DIRECTV, on the one hand, and Pegasus Satellite Television and Golden Sky Systems, on the other hand. Pursuant to the terms of that agreement, the parties agreed upon arrangements relating to the marketing activities of DIRECTV retailers and distributors in Pegasus Satellite Television and Golden Sky Systems'
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territories. DIRECTV alleges that we have not made certain payments due under the agreement. Prior to the filing of DIRECTV's complaint, we asserted in correspondence to DIRECTV that DIRECTV was in breach of the agreement in numerous respects. We advised DIRECTV that unless the breaches were cured, we would exercise our termination rights under the agreement. On July 13, 2001, we terminated the seamless marketing agreement. On July 16, 2001, we filed a cross-complaint against DIRECTV alleging, among other things, that (i) DIRECTV has breached the seamless marketing agreement, and (ii) DIRECTV has engaged in unlawful and/or unfair business practices, as defined in Section 17200, et seq. of California Business and Professions Code. Pursuant to the terms of the seamless consumer agreement dated August 9, 2000, as amended, between DIRECTV, on the one hand, and Pegasus Satellite Television and Golden Sky Systems, on the other hand, either party is entitled to terminate the seamless consumer agreement upon written notice provided within the 90 day period following the termination of the seamless marketing agreement. The seamless consumer agreement enables us to provide our customers with premium services HBO, Showtime, Cinemax and The Movie Channel, as well as certain other programming pending the outcome of the DIRECTV litigation.

         2. The information included in the Prospectus under the heading "Business of Pegasus Satellite--Legal Proceedings--DIRECTV Litigation--Pegasus Satellite and Golden Sky Systems" is supplemented and amended to include the following paragraph:

         As previously stated, DIRECTV filed on March 9, 2001 a counterclaim against us, Golden Sky Systems and the class members seeking two claims for relief: (i) a declaratory judgment that we and Golden Sky Systems have no right of first refusal in our agreements with the National Rural Telecommunications Cooperative to have DIRECTV provide any services after the expiration of the term of these agreements, and (ii) an order that DBS-1 is the satellite (and the only satellite) that measures the term of our agreements with the National Rural Telecommunications Cooperative. On July 2, 2001, DIRECTV filed under seal a summary judgment motion on its term claim, which motion is currently scheduled to be heard on August 27, 2001.

         On May 21, 2001, we, Golden Sky Systems and the class members moved to amend our complaints to add certain additional claims against DIRECTV relating to, among other things, DIRECTV's provision of advanced services. The court granted our motion on June 19, 2001.

         3. As a result of the above amendments, the expiration date of the exchange offer is extended to 5:00 p.m., New York City time, on July 26, 2001, unless further extended.

Dated as of: July 18, 2001.

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